Exhibit 12.1

Vulcan Materials Company and Subsidiary Companies

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
dollars in thousands	2016	2015	2014	2013	2012
Fixed charges
Interest expense before capitalization credits	$141,543	$219,915	$236,875	$197,493	$209,865
Amortization of financing costs	0	3,602	8,583	6,184	5,918
One-third of rental expense	41,686	39,552	36,103	29,959	26,186

Total fixed charges	$183,229	$263,069	$281,561	$233,636	$241,969

Earnings before income taxes, as adjusted
Earnings from continuing operations before income taxes	$547,257	$327,857	$298,838	$(3,703)	$(120,418)
Minority interest in earnings (losses) of a consolidated subsidiary	0	0	0	0	0
Fixed charges	183,229	263,069	281,561	233,636	241,969
Capitalized interest credits	(7,468)	(2,930)	(2,092)	(1,089)	(2,716)
Amortization of capitalized interest	2,653	2,518	2,742	3,408	3,453

Earnings before income taxes, as adjusted	$725,671	$590,514	$581,049	$232,252	$122,288

Ratio of earnings to fixed charges	4.0	2.2	2.1	1.0	0.5